Att
3-18-2002

02019383

MAR 5 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44131

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grodsky Associates, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

76 South Orange Avenue
(No. and Street)

South Orange, NJ 07070
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheldon Grodsky (973) 378-3886
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph D. Kremer
(Name — if individual, state last, first, middle name)

P.O. Box 1173 Mountainside, NJ 07092
(Address) (City) (State) Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

3/20/02
SS

OATH OR AFFIRMATION

I, Sheldon Grodsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grodsky Associates, Inc, as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Sheldon G
Signature

President
Title

Notary Public
DAVID M. BECKERMAN
Attorney at Law
State of New Jersey

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOSEPH D. KREMER & CO.
CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH D. KREMER, CPA
POST OFFICE BOX 1173
MOUNTAINSIDE, N.J. 07092
(908) 789-8494
FAX (508) 771-6196

LEIGH J. KREMER, CPA
1141 LINCOLN SQUARE
POST OFFICE BOX 2078
ELBERON, N.J. 07740
(908) 571-2266
FAX (908) 571-7829

February 12, 2002

GRODSKY ASSOCIATES, INC.
76 South Orange Ave.
South Orange, NJ 07079

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Grodsky Associates, Inc. as of December 31, 2001, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grodsky Associates, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Joseph D. Kremer & Co.
Certified Public Accountants

GRODSKY ASSOCIATES, INC.
FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current Assets			
Cash in Bank - Unrestricted		$ 24,025.63	
Cash in Money Market Account		10,997.91	
Cash Deposits at Clearing Broker		50,003.06	
Commissions Receivable		-0-	
Trading and Investment Account		10,740.00	
Sundry Receivables		1,239.00	
Prepaid Expenses		100.00	
Total			$97,105.60
Fixed Assets			
Office Fixtures and Equipment		48,588.04	
Accumulated Depreciation		48,588.04	
Net Fixed Assets			-0-
Other Assets - Security Deposits			1,772.50
TOTAL ASSETS			98,878.10

LIABILITIES AND NET WORTH

Current Liabilities			
Accrued Expenses		951.24	
Accrued Payroll		-0-	
Payroll Taxes Payable		-0-	
Officer's Loan		2,500.00	
Total Liabilities			3,451.24
Net Worth			
Common Stock - Issued and Outstanding	$ 1,290.00		
Paid-In Surplus	104,710.00	106,000.00	
Retained Earnings		(10,573.14)	
Total			95,426.86
TOTAL LIABILITIES AND NET WORTH			98,878.10

GRODSKY ASSOCIATES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2001

	Common Shares	Stock Amount	Additional Paid-In Capital	Retained Earnings	Shareholder's Equity
Balance - January 1, 2001	1,290	$1,290.00	$104,710.00	$ 4,770.77	$110,770.77
Additions During the Period	-0-	-0-	-0-	-0-	-0-
Subtractions During the Period	-0-	-0-	-0-	-0-	-0-
Net Gain for the Period				(15,343.91)	(15,343.91)
Balance - December 31, 2001	1,290	1,290.00	104,710.00	(10,573.14)	(95,426.86)

JOSEPH D. KREMER
CERTIFIED PUBLIC ACCOUNTANT

GRODSKY ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE PERIOD ENDED DECEMBER 31, 2001

Revenue		
Interest and Dividends	$ 2,167.96	
Commissions and Other Income	237,114.05	
Total Revenue		$ 239,282.01
Operating Expenses		
Salary of Principal	14,000.00	
All Other Operating Expenses	241,464.92	
Total Operating Expenses		255,464.92
Loss From Operations		(16,182.91)
Less: Income Tax Recoverable		839.00
Net Loss		(15,343.91)

JOSEPH D. KREMER
CERTIFIED PUBLIC ACCOUNTANT

GRODSKY ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operations		
Net Income (Loss)		$ (15,343.91)
Adjustments to Reconcile Net Income to Net Cash Provided by Operations - Depreciation		1,912.20
Changes in Operating Assets and Liabilities		
Decrease (Increase) in Assets		
Receivables		11,629.43
Prepaid Expenses		-0-
Increase (Decrease) in Liabilities		
Accrued Expenses		(8,938.08)
Payroll Taxes Payable		-0-
Net Cash Provided by Operations		(10,740.36)
Cash Flows from Investing Activities		
(Increase) to Trading and Investment Account	$ (352.50)	
Additions to Fixed Assets	$ (1,912.20)	(2,264.70)
Cash Flows from Financing Activities		2,500.00
Net Increase (Decrease) in Cash and Cash Equivalents		(10,505.06)
Cash and Cash Equivalents - Beginning*		45,528.60
Cash and Cash Equivalents - Ending*		35,023.54

* Note - The company considers "Cash in Money Market Account" as a Cash Equivalent

GRODSKY ASSOCIATES, INC.

DECEMBER 31, 2001

NOTE A **Summary of Significant Accounting Policies**

Grodsky Associates, Inc. is engaged in the securities business, operating one office in South Orange, New Jersey

1. Method of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting. Revenue is recognized at the time a transaction is made. The Company operates under a clearing agreement with a member firm of the New York Stock Exchange.

2. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Office Fixtures and Equipment and Depreciation

Office fixtures and equipment is carried at cost and has been written off under Section 179 of the Internal Revenue Code. Depreciation for 2001 amounted to $1,912.20.

4. Income Taxes

The Company calculates it's taxable income on the same basis as it's book income. The Company has no deferred income tax liability

5. Concentration of Risk

There are no concentration of risk issues.

NOTE B Long-Term Leases

The Company occupies premises at 76 South Orange Ave. in South Orange, New Jersey under a lease that expires on January 31, 2003. Rental obligations for the three years ending after December 31, 2001 are as follows:

Year Ended December 31, 2002	$18,457.32
Year Ended December 31, 2003	$ 1,538.11
Year Ended December 31, 2004	$ -0-

Management anticipates renewing the lease will not be a problem and that the Company will continue business in its present location.

GRODSKY ASSOCIATES, INC.

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2001

The Company, as an Introducing Broker-Dealer, claims exemption from Rule 15c3-3 under Section K (2) (b) of such Rule.

The company is a member of SIPC and has filed the required SIPC Report and paid the assessment required thereon.

Under NASD Notice to Members 89-25, the Company claims waiver of the preparation of the Supplemental Accountant's Report regarding SIPC membership.

JOSEPH D. KREMER & CO.
CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH D. KREMER, CPA
POST OFFICE BOX 1173
MOUNTAINSIDE, N.J. 07092
(908) 789-8494
FAX (508) 771-6196

LEIGH J. KREMER, CPA
1141 LINCOLN SQUARE
POST OFFICE BOX 2078
ELBERON, N.J. 07740
(908) 571-2266
FAX (908) 571-7829

February 12, 2002

GRODSKY ASSOCIATES, INC.
76 South Orange Ave.
South Orange, NJ 07079

Gentlemen:

We have audited the "Net Capital Computation" and the "Computation of 15c3-3 Reserve Requirements", and find no material differences.

Joseph D. Kremer
Certified Public Accountant

JDK:lak

GRODSKY ASSOCIATES, INC.
NET CAPITAL
DECEMBER 31, 2001

Assets - Allowable		
Cash in Bank - Unrestricted	$24,025.63	
Cash in Money Market Account	10,997.91	
Due from Clearing - Commissions	-0-	
Due from Clearing Deposits	50,003.06	
Trading and Investment Account	10,740.00	
Other Assets	1,339.00	
Total Assets		$ 97,105.60
Deductions		
Liabilities	3,451.24	
Unallowable Assets	1,339.00	
Haircuts	3,441.96	
Total Deductions		8,232.20
Net Capital		88,873.40
Net Capital Requirement		25,000.00
Excess Net Capital		63,873.40

JOSEPH D. KREMER
CERTIFIED PUBLIC ACCOUNTANT

JOSEPH D. KREMER & CO.
CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH D. KREMER, CPA
POST OFFICE BOX 1173
MOUNTAINSIDE, N.J. 07092
(908) 789-8494
FAX (508) 771-6196

LEIGH J. KREMER, CPA
1141 LINCOLN SQUARE
POST OFFICE BOX 2078
ELBERON, N.J. 07740
(908) 571-2266
FAX (908) 571-7829

February 12, 2002

Board of Directors
Grodsky Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Grodsky Associates, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g) in making the periodic computations of aggregate indebtedness and net c capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evolution of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving internal control including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the N.A.S.D. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph D. Kremer & Co.
Mountainside, New Jersey